EXHIBIT 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 26, 2010	September 26, 2009
	(In thousands, except ratios)
Earnings:
Income from continuing operations before income taxes	$43,451	$55,311
Add: Total fixed charges	92,954	136,902
Less: Interest capitalized	669	1,928

Total earnings	$135,736	$190,285

Fixed charges:
Interest charges	$81,696	$124,289
Portion of noncancelable lease expense representative of the interest factor	11,258	12,613

Total fixed charges	$92,954	$136,902

Ratio of earnings to fixed charges	1.46	1.39